Suite 1919, 45 Rockefeller Plaza

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T: (1-737) 215-8491

F: (1-917) 672-3642

VIA EDGAR

April 7, 2026

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Nalbantian, Jason Drory, Ta Tanisha Meadows, Joel Parker

Re:	Creative Global Technology Holdings Ltd (the “Company”)
Form 20-F for Fiscal Year Ended September 30, 2025 Filed on January 30, 2026 File No. 1-42412

Ladies and Gentlemen:

On behalf of our client, Creative Global Technology Holdings Ltd (the “Company”), a company incorporated in the Cayman Islands, we are submitting to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 30, 2026 (the “Comment Letter”) on the Company’s Form 20-F for Fiscal Year Ended September 30, 2025 filed on January 30, 2026 (the “Form 20-F”).

Form 20-F for Fiscal Year Ended September 30, 2025

General

1.

Please revise future filings, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021 (the "CBI Sample Letter"). To the extent the CBI Sample Letter requests disclosure on the prospectus cover page or in the prospectus summary, please provide such disclosure in a separate section at the beginning of Item 3 of Form 20-F; in addition, please include a discussion of the transfer of cash within the company in Item 5 of Form 20-F.

In response to the Staff’s comment, the Company will revise future filings, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. To the extent the CBI Sample Letter requests disclosure on the prospectus cover page or in the prospectus summary, the Company will provide such disclosure in a separate section at the beginning of Item 3 of Form 20-F; in addition, the Company will include a discussion of the transfer of cash within the Company in Item 5 of Form 20-F.

If you have any questions regarding this submission, please contact Lan Lou at (917) 661-8175 or loul@junhe.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
Jun He Law Offices LLC

cc:

Hei Tung (Angel) Siu, Director and Chief Executive Officer, Creative Global Technology Holdings Limited

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